LION COPPER AND GOLD CORP. ANNOUNCES CLOSING OF SPIN OUT

OF NON-CORE ASSET

April 6, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce that, further to its news release dated February 1, 2022, it has completed the assignment of two option agreements to acquire mining claims collectively referred to as the Butte Valley property (the "Butte Valley Property") to 1301666 B.C. Ltd. ("1301666 BC").

Pursuant to the assignment agreement, Lion CG received 16,049,444 common shares of 1301666 BC. Concurrently with the completion of the assignment of the Butte Valley Property, 1301666 BC closed a private placement for gross proceeds of $3,106,226, through the issuance of 15,531,130 units at a price of $0.20 per unit. Each unit is comprised of one common share and one non-transferable common share purchase warrant exercisable for 24 months at an exercise price of C$0.30 per share. In addition, the Company received a payment of US$500,000 from 1301666 BC as a reimbursement of exploration expenditures and related costs incurred by the Company on the Butte Valley Property.  The Company is also entitled to receive a 1.5% NSR on each of the two optioned properties.

The transaction is a non-arm's length transaction under TSX Venture Exchange rules.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Project in Montana, USA.

Further information can be found at www.lioncg.com.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.